REGENCY ENERGY PARTNERS LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

December 18, 2013

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Regency Energy Partners LP

Registration Statement on Form S-4

Filed November 8, 2013

File No. 333-192184

Dear Ms. Parker:

This letter sets forth responses of Regency Energy Partners LP (“Regency”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2013, with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. For your convenience, we have also forwarded courtesy copies of Amendment No. 1, marked to show changes made since the filing of the Registration Statement, filed with the Commission on November 8, 2013. A copy of this letter has been furnished through EDGAR as correspondence.

All references to page numbers and captions correspond to Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

General

1.	Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by Evercore and Citi.

RESPONSE: Discussion materials prepared by Evercore for the Board of PVR GP, LLC and management in connection with the proposed transaction are being provided to the Staff under separate cover by counsel for Evercore on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In

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accordance with such Rules, counsel for Evercore has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Evercore also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Discussion materials prepared by Citigroup Global Markets Inc. for the Board and management in connection with the proposed transaction are being provided to the Staff under separate cover by counsel for Citigroup Global Markets Inc. on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Citigroup Global Markets Inc. has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Citigroup Global Markets Inc. also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

PVR Partners, L.P. (“PVR”) has advised Regency that management of PVR did not prepare separate board books or similar documentation.

2.	You state on page 2 that “If the merger agreement is terminated under specified circumstances, PVR may be required to pay all of the reasonably documented out-of-pocket expenses incurred by Regency and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $20.0 million, or pay Regency a termination fee of $134.5 million…” (emphasis added). In other places in the filing, you state that PVR could be required “to reimburse up to $20.0 million of Regency’s out-of-pocket expenses and pay a termination fee to Regency of $134.5 million” (emphasis added). Please revise throughout for consistency and briefly discuss in each instance when reimbursement for expenses would be warranted and when a termination fee would be warranted.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2, 14, 19, 32 and 105.

Summary, page 9

3.	Please provide an organizational chart that describes the corporate ownership structure prior to and after the proposed merger.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 20 and 21.

Proposal 1: The Merger, page 54

Background to the Merger, page 55

4.

On page 56, you state that Evercore believed that four potential candidates were to be able to pay a 30% premium to PVR’s then-current unit price. You further state that management advised the Board that it believed that two of the four were pursuing growth strategies that would not likely include a potential combination with PVR, and that PVR management advised the Board that it had been informed by investment

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bankers familiar with another of the four companies that that company would not be interested in PVR because of its coal business. Please expand to discuss why the Board decided not to pursue a business combination with the fourth potential candidate identified by Evercore.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 58.

5.	You disclose at page 60 that “Evercore and Citi would each serve as a financial advisor to PVR in the transaction and that, pursuant to a separate engagement letter.” Please expand your disclosure to clarify each financial advisor’s role. For example, explain the scope of Evercore’s role beyond providing a fairness opinion and the extent of Citi’s role, if any, in the fairness opinion.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 61.

6.	With respect to the meeting on October 1, 2013 with the financial advisors, please expand your disclosure at page 62 to disclose how the concerns were addressed or resolved. Also indicate the proposed exchange ratio range that was discussed.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 63.

7.	Please address the extent that the parties considered an adjustable or non-fixed ratio, and discuss why or why not.

RESPONSE: Regency respectfully advises the Staff that the parties did not consider an adjustable or non-fixed ratio. Each of Regency and PVR was of the view, after conferring with its respective advisors, that a fixed ratio was appropriate for a transaction between parties of comparable size involving primarily equity consideration.

8.	We note the offer by Regency on October 3, 2013 after Regency had completed its due diligence and review of the further analysis by Regency’s financial advisors. Please expand to explain the results of the analysis that led to an offer that included a reduced exchange ratio, no cash to keep the PVR unitholders whole on their PVR distribution for the four quarters post-closing, with no firm commitment to increase Regency’s distribution post-closing and no financial support for the transaction from Regency’s general partner.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 64.

Opinion of the Financial Advisor to the Board of Directors of PVR GP, page 68

9.	You state that “Evercore’s opinion was addressed to, and provided solely for the information and benefit of, the board of directors of the PVR GP (in its capacity as

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such), in connection with its evaluation of the merger…” Please revise to remove any implication that shareholders cannot rely upon the opinion to support any claims against Evercore arising under applicable state law, or disclose the basis for Evercore’s belief that shareholders cannot rely upon the opinion to support any such claims. Even if such state-law defense were available, disclose that such availability would have no effect on the rights and responsibilities of either Evercore or the board of directors under the federal securities laws.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 11 and 70.

10.	With respect to the discounted cash flow analyses, please disclose how Evercore arrived at the range of discount rates, EBITDA multiples and perpetuity growth rates discussed in this section. Please also disclose how Evercore determined the terminal exit yield percentages and equity discount rates used in these analyses. In addition, disclose how Evercore chose the discount rates used in the precedent M&A transaction analyses.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 74, 76, 79 and 81.

11.	With respect to the premiums paid analysis, disclose the seven MLP transactions that Evercore reviewed, including the criteria used to select these transactions. Disclose the mean of the relevant premiums that was used to calculate the mean implied transaction value range.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 78.

12.	Similarly, with respect to the selection of the comparative transactions in the precedent M&A transaction analyses, please disclose the criteria Evercore used to determine the comparative transactions to be used for analysis. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not. Similarly, disclose the “certain characteristics” that made these assets similar to the PVR assets and Regency assets.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 74, 75, 79 and 81. Evercore has advised Regency that there were no additional transactions that fit within these criteria.

13.	If you have not done so, please disclose all criteria used by Evercore to determine the constituents of the peer group in the peer group trading analyses. For example, please disclose how the selected companies compared with PVR or Regency in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

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RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 77, 81 and 82. Evercore has advised Regency that there were no additional companies that fit within these criteria.

14.	With respect to the Wall Street research price targets analysis, please disclose how you chose the range of August 8, 2013 to September 27, 2013 with respect to the Regency price targets.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 82.

15.	With respect to the pro forma analysis discussed on page 81, please expand to discuss the results of or conclusions derived from the analysis.

RESPONSE: Regency acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 83.

Litigation Relating to the Merger, page 92

16.	Please supplementally provide us with copies of each of the complaints filed in connection with the proposed merger, including any amended or consolidated complaints. We may have further comment.

RESPONSE: Regency forwarded to the Staff courtesy copies of the materials requested. In addition, Regency has revised the Registration Statement to update the disclosure under the heading “Litigation Relating to the Merger”. Please see pages 93 and 94.

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Regency hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Regency may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (214) 840-5813 or M. Breen Haire of Baker Botts L.L.P. at (713) 229-1648.

Very truly yours,

/s/ Frances Kilborne
Associate General Counsel

cc:	Thomas E. Long (Regency GP LLC)

Bruce D. Davis, Jr. (PVR GP, LLC)

Neel Lemon (Baker Botts L.L.P.)

Joshua Davidson (Baker Botts L.L.P.)

M. Breen Haire (Baker Botts L.L.P.)

Michael Swidler (Vinson & Elkins L.L.P)

Michael Rosenwasser (Vinson & Elkins L.L.P.)